Cybin’s EMBARK Program Announces Graduation of Facilitators

TORONTO, CANADA – October 27, 2022 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to Therapeutics®”, today announced the graduation of highly-skilled facilitators from its EMBARK Psychedelic-Assisted Psychotherapy Training Program.

EMBARK is a leading-edge model of psychedelic-assisted psychotherapy co-developed by Alex Belser, Ph.D., and Bill Brennan, Ph.D. The EMBARK model is currently being implemented in two clinical-stage trials, including Cybin’s Phase 1/2a trial evaluating the Company’s investigational deuterated psilocybin analog, CYB003, designed to be a faster-acting, shorter duration treatment for major depressive disorder (“MDD”).

“The support of these well-trained facilitators is integral to the ultimate success of Cybin’s CYB003 program. We expect the combination of EMBARK, together with the advantages of our CYB003 psilocybin analog over classic psilocybin, will ultimately lead to improved treatment options for patients suffering from MDD,” said Doug Drysdale, Chief Executive Officer of Cybin.

EMBARK provides six clinical domains (Existential-Spiritual, Mindfulness, Body Aware, Affective-Cognitive, Relational, and Keeping Momentum). Additionally, EMBARK is built upon four care cornerstones: trauma-informed care, culturally informed care, ethically rigorous care, and collective care. Cybin launched the EMBARK Psychedelic Facilitator Training Program for study facilitators in October 2021. The program offers facilitators the foundational training needed to provide skillful and ethical care to work with psychedelic-assisted psychotherapy participants. The curriculum prepares facilitators for a range of experiences that may arise for participants in each domain and to ground their work in each care cornerstone. EMBARK has been described in a recent publication in the peer-reviewed journal Frontiers in Psychology.

"There is a bottleneck of training in the field and a shortage of clinicians prepared to do this important work, and we are therefore pleased to provide high-quality training for psychedelic treatment. It’s inspiring to see the skill, compassion, and integrity these clinicians bring to their work with patients,” said Dr. Alex Belser, Cybin’s Chief Clinical Officer. “Importantly, these highly skilled EMBARK facilitators will play a critical role in Cybin’s CYB003 Phase 1/2a trial. We congratulate the graduates on completing the EMBARK training.”

As part of the training towards certification, facilitators completed 75 hours of curriculum on the EMBARK model, as well as training on clinical trial conduct. In addition, facilitators participate in peer consultation groups and will receive ongoing clinical supervision from members of EMBARK’s esteemed faculty experienced in psychedelic-assisted psychotherapy. For more information on the EMBARK program, including information on the EMBARK Faculty, please click here.

“The EMBARK training program integrates best practices in both the delivery of the information and the content provided. The depth and breadth of what is covered is unparalleled with any other training that I have done over the last 25 years. The authors of the manual created a program that offers a strong practice model, not just for psychedelic-assisted psychotherapy, but for psychotherapy in general. I feel grateful to have completed the training and know that it will be a foundation that helps to guide all aspects of my practice going forward,” said Nina Lerner, LCSW, EMBARK Facilitator Graduate.

Recruitment is currently ongoing for the CYB003 Phase 1/2a trial at Clinilabs in Eatontown, New Jersey, Cybin’s clinical research organization. EMBARK facilitators are actively supporting clinical trial participants with preparation, medicine, and integration sessions during their study participation. For more information on Cybin’s Phase 1/2a trial of CYB003 for the treatment of MDD, please click here.

About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Cautionary Notes and Forward-Looking Statements
Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward looking statements in this news release include statements regarding the Company’s plan to engineer proprietary drug development platforms, innovative drug delivery systems, novel formulation approaches, potential treatment regimens for psychiatric disorders and development of medicinal psychedelics to address unmet medical needs.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the three months ended June 30, 2022 and the Company's annual information form for the year ended March 31, 2022, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.
Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.
Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Inquiries for Cybin:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com – or – media@cybin.com

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601